As filed with the Securities and Exchange Commission on June 25, 2018

Securities Act File No. 333-202399

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 8

TO

FORM N-2

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

TERRA INCOME FUND 6, INC.

(Exact name of registrant as specified in charter)

805 Third Avenue, 8th Floor

New York, NY 10022

(212) 753-5100

(Address and telephone number, including
area code, of principal executive offices)

Bruce D. Batkin

Terra Income Fund 6, Inc.

805 Third Avenue, 8th Floor

New York, NY 10022

COPIES TO:

Rosemarie A. Thurston

Martin H. Dozier

Alston & Bird LLP

1201 West Peachtree Street

Atlanta, GA 30309

Tel: (404) 881-7000

Fax: (404) 253-8447

Approximate date of proposed public offering: N/A
It is proposed that this filing will become effective (check appropriate box):	☒	when declared effective pursuant to Section 8(c).

DEREGISTRATION OF UNSOLD SHARES

This Post-Effective Amendment No. 8 relates to the Registration Statement on Form N-2 (File No. 333-202399) of Terra Income Fund 6, Inc. (as amended, the “Registration Statement”). Pursuant to the Registration Statement, Terra Income Fund 6, Inc. (the “Company”) registered $1,000,000,000 in shares of common stock, par value $0.001 (“Shares”) to be sold pursuant to a public continuous primary offering. The Company terminated the offering of the Shares on April 20, 2018. As of that date, the Company had sold $107,413,871 in Shares pursuant to the Registration Statement, including $3,805,098 in Shares issued pursuant to the Company’s distribution reinvestment plan. In connection with the termination of the public offering of the Shares, the Company hereby deregisters the remaining $892,586,129 in Shares which remain unsold as of the date of this filing.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 8 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 25th day of June, 2018.

TERRA INCOME FUND 6, INC.

By:	/s/ Bruce D. Batkin
Name:	Bruce D. Batkin
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 8 to the Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Bruce D. Batkin	Chief Executive Officer and Director	June 25, 2018
Bruce D. Batkin	(Principal Executive Officer)

/s/ Gregory M. Pinkus	Chief Financial Officer, Chief Operating Officer,	June 25, 2018
Gregory M. Pinkus	Treasurer and Secretary
(Principal Financial and Accounting Officer)

/s/ Simon J. Mildé	Chairman of the Board of Directors	June 25, 2018
Simon J. Mildé

/s/ Jeffrey M. Altman	Director	June 25, 2018
Jeffrey M. Altman

/s/ Michael L. Evans	Director	June 25, 2018
Michael L. Evans

/s/ Robert E. Marks	Director	June 25, 2018
Robert E. Marks